UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 06/30/2010

Check here if Amendment [   ];   Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                      [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: Philadelphia Financial Management of San Francisco, LLC
Address: 450 Sansome St., Suite 1500
               San Francisco, CA 94111

Form 13F File Number:

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all   required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Rachael Clarke
Chief Compliance Officer
415-352-4463

Signature, Place, and Date of Signing:

        /s/ Rachael Clarke   San Francisco, CA   08/12/2010
        ------------------   -----------------   ----------
            Signature   City, State   Date

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

                          FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 28

Form 13F Information Table Value Total: $202,531

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

1. Boathouse Row I, LP
2. Boathouse Row II, LP
3. Boathouse Row Offshore, Ltd
4. Boathouse Row Offshore Regatta Ltd.

<PAGE>

FORM 13F INFORMATION TABLE
AS OF 06/30/2010

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NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY		
									SOLE	SHARED	NONE
`<C>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`	`<C>`
AFLAC INC COM STK	COM	001055102	11,972	280,578	SH		Share-defined	123	280,578		
AMERICAN EQUITY INVESTMENT LIF COM STK	COM	025676206	4,733	458,659	SH		Share-defined	123	458,659		
CATHAY GEN BANCORP COM STK	COM	149150104	6,519	631,082	SH		Share-defined	123	631,082		
E TRADE FINL CORP COM STK	COM	269246401	7,859	664,900	SH		Share-defined	123	664,900		
ENCORE CAP GROUP INC COM STK	COM	292554102	10,814	524,691	SH		Share-defined	123	524,691		
LINCOLN NATL CORP IND COM	COM	534187109	6,005	247,207	SH		Share-defined	123	247,207		
METROCORP BANCSHARES INC COM STK	COM	591650106	1,563	554,409	SH		Share-defined	123	554,409		
RADIAN GROUP INC COM STK	COM	750236101	6,646	917,984	SH		Share-defined	123	917,984		
REINSURANCE GROUP AMER INC CL A COM STK	COM	759351604	9,391	205,446	SH		Share-defined	123	205,446		
SEABRIGHT HOLDINGS INC	COM	811656107	7,399	780,489	SH		Share-defined	123	780,489		
STATE STR CORP COM STK	COM	857477103	5,005	148,002	SH		Share-defined	123	148,002		
THL CREDIT INC	COM	872438106	10,002	869,739	SH		Share-defined	123	869,739		
AMERICREDIT CORP COM STK	COM	03060R101	8,861	486,344	SH		Share-defined	123	486,344		
CASH STORE FINL SVCS INC COM	COM	14756F103	9,607	609,598	SH		Share-defined	123	609,598		
EPIQ SYSTEMS INC	COM	26882D109	7,925	612,925	SH		Share-defined	123	612,925		
FIRST CASH FINANCIAL SERVICES COM STK	COM	31942D107	10,714	491,451	SH		Share-defined	123	491,451		
FORTRESS INVESTMENT GROUP LLC COM	COM	34958B106	4,648	1,619,459	SH		Share-defined	123	1,619,459		
GENWORTH FINANCIAL INC	COM	37247D106	6,290	481,252	SH		Share-defined	123	481,252		
MFA FINANCIAL INC COM STK	COM	55272X102	4,605	622,335	SH		Share-defined	123	622,335		
MARKETAXESS	COM	57060D108	6,134	444,819	SH		Share-defined	123	444,819		
NELNET INC CL A COM STK	COM	64031N108	11,545	598,822	SH		Share-defined	123	598,822		
OMNIAMERICAN BANCORP INC	COM	68216R107	4,764	421,974	SH		Share-defined	123	421,974		
PORTFOLIO RECOVERY ASSOCS INC COM STK	COM	73640Q105	5,944	89,015	SH		Share-defined	123	89,015		
ALLIED WRLD ASSURANCE HOLDINGS COM	COM	G0219G203	4,904	108,063	SH		Share-defined	123	108,063		
ARGO GROUP INTERNATIONAL HOLDI COM STK	COM	G0464B107	6,504	212,625	SH		Share-defined	123	212,625		
ASSURED GUARANTY LTD (BERMUDA) COM STK	COM	G0585R106	7,001	527,585	SH		Share-defined	123	527,585		
TEXTAINER GROUP HOLD	COM	G8766E109	8,639	357,888	SH		Share-defined	123	357,888		
XL CAPITAL LTD CL-A COM STK	COM	G98255105	6,538	408,383	SH		Share-defined	123	408,383		

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